SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One)

  [ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

  [   ]                 For the year ending December 31, 2001

               Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                        Commission file number: 001-15877

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            German American Bancorp
                        Employees' Profit Sharing Plan

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         German American Bancorp
                         711 Main Street, Box 810
                        Jasper, Indiana 47546-3042

                              REQUIRED INFORMATION

               C.   Financial Statements and Schedules:

                        Report of Independent Auditors

                        Statements of Net Assets Available for Benefits - December 31, 2001 and 2000

                        Statement of Changes in Net Assets  Available  for
                        Benefits

                        Notes to Financial Statements

                        Schedule of Assets (Held at End of Year)

               D.   Exhibits

                        Consent of Independent Auditors


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                     German American Bancorp
                                     Employees' Profit Sharing Plan
                                            (Name of Plan)



Date June 28, 2002                   German American Bancorp, Plan Administrator
     -------------


                                     By:  /s/  Mark A. Schroeder
                                          --------------------------------------

                                     Title:  President & CEO
                                             -----------------------------------

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                                 Jasper, Indiana

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS...............................................  1


FINANCIAL STATEMENTS

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
    December 31, 2001 and 2000...............................................  2

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS..................  3

  NOTES TO FINANCIAL STATEMENTS..............................................  4


SUPPLEMENTAL SCHEDULE

  SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)............. 10

                         REPORT OF INDEPENDENT AUDITORS



German American Bancorp
Employees' Profit Sharing Plan
Jasper, Indiana


We have audited the statements of net assets available for benefits of German American Bancorp Employees' Profit Sharing Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

                                         /s/ Crowe, Chizek and Company LLP

                                         Crowe, Chizek and Company LLP

South Bend, Indiana
June 26, 2002

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------


                                                2001              2000
                                                ----              ----
ASSETS
Investments (Notes 2 and 4)                $ 18,140,741       $ 17,258,041

Accounts receivable:
     Employer contributions                     476,387            396,532
     Income                                         ---             15,916
                                           ------------       ------------
                                                476,387            412,448

Cash and cash equivalents                           ---             66,708
                                           ------------       ------------
     Total assets                            18,617,128         17,737,197

LIABILITIES
Accrued expenses                                    ---              4,407
                                           ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS          $ 18,617,128       $ 17,732,790
                                           ============       ============


                See accompanying notes to financial statements.

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2001
--------------------------------------------------------------------------------


Additions to net assets attributed to:
  Investment income
    Interest and dividends                             $     526,005
    Net depreciation in fair value (Note 4)               (1,546,476)
                                                       -------------
                                                          (1,020,471)
  Contributions
    Participants'                                            458,391
    Employer's                                               917,186
    Rollovers                                                 39,539
                                                       -------------
                                                           1,415,116
                                                       -------------
      Total additions                                        394,645

Deduction from net assets attributed to:
  Benefits paid to participants                              645,451
  Insurance premiums                                           2,863
  Administrative fees                                         13,497
                                                       -------------
      Total deductions                                       661,811
                                                       -------------

Net decrease prior to plan transfers                        (267,166)

Plan transfers                                             1,151,504
                                                       -------------

Net increase                                                 884,338

Net assets available for benefits
     Beginning of year                                    17,732,790
                                                       -------------

     End of year                                       $  18,617,128
                                                       =============


                See accompanying notes to financial statements.

                             GERMAN AMERICAN BANCORP
                         EMPLOYEES' PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000
--------------------------------------------------------------------------------

NOTE 1 - PLAN DESCRIPTION

The following description of the German American Bancorp Employees' Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General: German American Bancorp owns 100% of its subsidiaries, Holland National Bank, Doty Agency, Inc., German American Bank, Peoples National Bank, Citizens State Bank, First American Bank, First State Bank, First Title Insurance Agency, and First Financial Insurance Agency, Inc. All employees of the subsidiaries and the holding company (the sponsor) are eligible to participate in the Plan. The Plan is a defined contribution plan covering virtually all employees who have one year of service. A participant shall enter the Plan on the January 1 or July 1 following attainment of the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting: The Plan provides for salary deferral contributions by employees of up to 5% of their total compensation as defined in the Plan, not to exceed the maximum dollar amount of 401(k) deferrals allowed by the IRS. The sponsor will match the employee contributions at a rate of 100% up to 5% of the participant's compensation which is deferred. The sponsor has the discretion to make additional contributions to the Plan if it so chooses which are allocated to each participant's individual account. During 2001, the sponsor elected to make a 5% discretionary contribution. Participants are fully vested in all salary deferral contributions. Employer matching and discretionary contributions vest on a gradual schedule, but are fully vested when the participant has completed seven years of service. Any amounts forfeited upon termination of employment are reallocated to the regular accounts of the remaining participants based on compensation. Effective January 1, 2001, the Plan was amended to expand the Plan's definition of service for those employees of Holland National Bank to include previous service with Holland National Bank prior to January 1, 2001.

Investment Options: Participants may change their investment options daily. Participants may direct the investment of their own contributions and any employer contributions allocated to them. These contributions may be invested in German American Bancorp common stock or several other investment options managed by Fidelity Investments.

Participant Accounts: Each participant's account is credited with the participant's own contribution and an allocation of (a) the Employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Appreciation or depreciation in the value of each investment fund is allocated to the participating employees on a daily basis. The allocation is based upon the proportional relationship of the weighted average balance of each employee's account to the weighted average balance of all employees' accounts during the period.

Payment of Benefits: Upon termination of service, a participant will receive the vested value of his or her account paid to them in the form of a lump sum, or a rollover distributon. A participant may withdraw all or a portion of the value of his or her vested interest prior to termination of employment upon meeting certain requirements as set forth in the Plan Agreement.

Retirement and Death: A participant or his beneficiary is entitled to 100% of his or her account balance upon retirement or death. Participant Notes
Receivable: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of the vested account balance as of the most recent allocation date at the time of the loan disbursement. Loan terms range from 1-5 years. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions.

Plan Transfers: Effective June 1, 2001, the Plan was restated. The restatement amended the Plan to merge the Doty Agency, Inc. 401(k) Plan and the Holland National Bank 401(k) Profit Sharing Plan into the GAB Plan. These plan assets were transferred into the German American Bancorp Employees' Profit Sharing Plan on June 1, 2001.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates. Estimates susceptible to change in the near term include estimates of investment valuation.

Investment Valuation and Income Recognition: Investments of the Plan (Note 4) are stated at fair value as determined by quoted market prices as of the last business day of the plan year. Cash and cash equivalents are stated at cost, which approximates fair value.

In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Contracts with Insurance Company: Before January 1, 1995, participants had the option to purchase insurance contracts. Participant contributions were used to purchase insurance for that individual participant. These contractual arrangements, under which funds are allocated to purchase insurance for individual participants, are considered allocated funding arrangements and are excluded from plan assets.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employers, and certain others. The German American Bank Trust Department through May 31, 2001 and Fidelity Management Trust Company from June 1, 2001 through December 31, 2001 were Trustees for the Plan, and Trustee fees are paid by the plan sponsor. Party-in-interest transactions during the year ended December 31, 2001, included employer contributions, the holding of the Plan's cash and investments by the German American Bank Trust Department and investments in mutual funds managed by Fidelity. Fees paid by the Plan for the administration and audit of the Plan amounted to $13,497.

The Plan held the following party-in-interest investment (at market value):

                                                        2001           2000
                                                        ----           ----
   German American Bancorp
     common stock                                  $   448,150      $ 320,782
   Fidelity Equity Income Fund                       4,196,107            ---
   Fidelity Growth Company Fund                        416,792            ---
   Fidelity Low Priced Stock Fund                      139,646            ---
   Fidelity Diversified International Fund              52,208            ---
   Fidelity Mid-Cap Stock Fund                          92,342            ---
   Fidelity Freedom Income Fund                        842,717            ---
   Fidelity Freedom 2000 Fund                        1,229,171            ---
   Fidelity Freedom 2010 Fund                        4,798,200            ---
   Fidelity Freedom 2020 Fund                          837,176            ---
   Fidelity Freedom 2030 Fund                        1,503,501            ---
   Fidelity Retirement Money Market Fund             2,918,380            ---
   Fidelity U.S. Equity Index Fund                     453,079            ---
   Fidelity U.S. Bond Index Fund                        38,998            ---
   Fidelity Freedom 2040 Fund                           11,530            ---

NOTE 4 - INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets.

                                                      2001               2000
                                                      ----               ----

   SEI Stable Asset Fund, 0 and 2,940,005
     shares, respectively                          $       ---     $ 2,940,005
   SEI Diversified Global Growth Fund, 0 and
     159,045 shares, respectively                          ---       2,050,089
   SEI Diversified Moderate Growth Fund, 0
     and 439,620 shares, respectively                      ---       5,644,720
   SEI Diversified U.S. Stock Fund, 0 and
     300,318 shares, respectively                          ---       4,654,923
   Fidelity Retirement Money Market Fund,
     2,918,380 and 0 shares, respectively            2,918,380             ---
   Fidelity Freedom 2030 Fund, 119,705 and 0
     Shares, respectively                            1,503,501             ---
   Fidelity Equity, Inc. Fund, 86,039 and 0
     shares, respectively                            4,196,107             ---
   Fidelity Freedom 2000 Fund, 106,6999 and 0
     shares, respectively                            1,229,171             ---
   Fidelity Freedom 2010 Fund, 380,508 and 0
     shares, respectively                            4,798,200             ---

During 2001 the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $1,546,476.

                                                       2001
                                                       ----

   Mutual Funds                                    $(1,669,507)
   Common Stock of German American Bancorp             123,031
                                                   -----------

                                                   $(1,546,476)
                                                   ===========


NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan sponsor believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

The Plan document is in the process of being restated for recent law changes.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Vested amounts allocated to these participants were $398 and $-0- at December 31, 2001 and 2000.


NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500 as of December 31, 2001 follows:

   Net assets available for benefits per
   the financial statements                        $ 18,617,128
     Benefit claims payable                                (388)
     Employer contribution receivable                       216
     Employee contribution receivable                       216
                                                   ------------
   Net assets per the Form 5500                    $ 18,617,172
                                                   ============

A reconciliation of changes in net assets available for benefits per the financial statements to changes in net assets per the Form 5500 follows:

   Changes in net assets per
   the financial statements                        $ 884,338
     Benefit claims payable                             (388)
     Employer contribution receivable                    216
     Employee contribution receivable                    216
                                                   ---------
   Changes in net assets per the Form 5500         $ 884,382
                                                   =========

                                          SUPPLEMENTAL SCHEDULE

                                         GERMAN AMERICAN BANCORP
                                      EMPLOYEES' PROFIT SHARING PLAN
                      SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                            December 31, 2001
---------------------------------------------------------------------------------------------------------


Name of Plan Sponsor:                 German American Bancorp
                     ---------------------------------------------------
Employer Identification Number:             35-1547518
                               -----------------------------------------
Three Digit Plan Number:                       001
                        ------------------------------------------------


                                                            (c)
                                                      Description of
                   (b)                                  Investment
(a)        Identity of Issue,                            Including
                Borrower,                            Number of Shares,
               Lessor, or                          Rate of Interest and           (d)           (e)
              Similar Party                           Maturity Dates              Cost       Fair Value
              -------------                           --------------              ----       ----------

     *  Fidelity Equity Income Fund                       86,039 shares         $  **       $  4,196,107
     *  Fidelity Growth Company Fund                       7,831                   **            416,792
     *  Fidelity Low Priced Stock Fund                     5,093                   **            139,646
     *  Fidelity Diversified International Fund            2,736                   **             52,208
     *  Fidelity Mid-cap Stock Fund                        4,091                   **             92,342
     *  Fidelity Freedom Income Fund                      77,101                   **            842,717
     *  Fidelity Freedom 2000 Fund                       106,699                   **          1,229,171
     *  Fidelity Freedom 2010 Fund                       380,508                   **          4,798,200
     *  Fidelity Freedom 2020 Fund                        66,548                   **            837,176
     *  Fidelity Freedom 2030 Fund                       119,705                   **          1,503,501
     *  Fidelity Retirement Money Market Fund          2,918,380                   **          2,918,380
     *  Fidelity U.S. Equity Index Fund                   11,149                   **            453,079
     *  Fidelity U.S. Bond Index Fund                      3,611                   **             38,998
     *  Fidelity Freedom 2040 Fund                         1,560                                  11,530
     *  Participant notes receivable                    6.50% 10.50
                                                    Various maturities                           162,744
     *  German American Bancorp
          common stock                                    27,664                   **            448,150
                                                                                            ------------
                                                                                            $ 18,140,741
                                                                                            ============

*   Indicates party-in-interest investment
**  Participant-directed investments.  Cost basis not presented.